SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

91-1821036

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Wally Jones

U.S. Bank Trust Company, National Association

333 Commerce Street, Suite 900

Nashville, TN 37201

(615) 251-0733

(Name, address and telephone number of agent for service)

Nine Energy Service, Inc.*

(Exact name of obligor as specified in its charter)

Delaware	80-0759121
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2001 Kirby Drive, Suite 200 Houston, Texas	77019
(Address of Principal Executive Offices)	(Zip Code)

13.000% Senior Secured Notes due 2028

(Title of the Indenture Securities)

*	See Table of Additional Obligors.

Table of Additional Obligators

The following obligors, each of which is a wholly owned direct or indirect subsidiary of Nine Energy Service, Inc., will guarantee the Indenture Securities:

Exact name of obligor as specified in its charter	State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
CDK Perforating, LLC	Texas	20-8164952
Crest Pumping Technologies, LLC	Delaware	45-3915335
Magnum Oil Tools GP, LLC	Texas	45-3528730
Magnum Oil Tools International, LTD	Texas	20-2727553
MOTI Holdco, LLC	Delaware	83-2167005
Nine Downhole Technologies, LLC	Delaware	47-4947368
Nine Energy Service, LLC	Delaware	37-1740603
RedZone Coil Tubing, LLC	Texas	45-3745195

The address, including zip code, of each of the additional obligors’ principal executive offices is c/o Nine Energy Service, Inc., 2001 Kirby Drive, Suite 200, Houston, Texas 77019.

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee, attached as Exhibit 1.

2.	A copy of the certificate of authority of the Trustee to commence business and exercise corporate trust powers, attached as Exhibit 2.

3.	A copy of the existing bylaws of the Trustee, attached as Exhibit 3.

4.	A copy of each Indenture referred to in Item 4. Not applicable.

5.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 5.

6.	Report of Condition of the Trustee as of September 30, 2022, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 6.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Nashville, State of Tennessee on the 24th of January, 2023.

By:	/s/ Wally Jones
Wally Jones
Vice President